Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT

CHANGES TO THE COMPOSITION OF THE AUDIT AND RISK COMMITTEE

Shareholders are advised that Chris Ewing has stepped down as Chairman of the Audit and Risk Committee with immediate effect but will remain on as a member of the committee.  Anthony Welton, currently an independent non-executive director of the company will replace Chris Ewing as Chairman of the committee. Chris Ewing will assume the chairmanship of the Social and Ethics Committee from Anthony Welton.

3 April 2014

JSE sponsor